Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 24, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

Registration No.’s 2-89971; 811-3990

EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 20, 2009, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Post-Effective Amendment No. 37 to Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant has attached for filing pursuant to paragraph (b) of Rule 485 under the Securities Act Post-Effective Amendment No. 37 to the Registration Statement. This filling is also submitted as Post-Effective Amendment No. 38 to the Registrant’s Registration Statement under the 1940 Act. The primary purpose of this filing is to respond to comments received from the SEC staff (the “Staff”) on Post-Effective Amendment No. 36. The filing also updates certain financial information contained in the Registration Statement, and contains other non-material marked changes.

The following paragraphs provide the Registrant’s response to oral comments received from Mr. Michael Kosoff of the Staff on April 6, 2009. For ease of reference, each comment has been repeated below, and the Registrant’s response follows. Please note that, where the Registrant’s response indicates that changes were made to the Registrant’s Prospectus or Statement of Additional Information, such changes were made to both versions of each such document filed as part of Post-Effective Amendment No. 36, if applicable.

Comment No. 1: The Staff notes that, although the Registrant may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, as amended, the Registrant must post its own proxy materials on the Internet as required by the Rule.

Response No. 1: The Registrant acknowledges that, although it may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, as amended, the Registrant must, in connection with any proxy it undertakes, post its own proxy materials on the Internet as required by the Rule.

Comment No. 2: For those Portfolios that reference the term “ADR” and/or “NRSRO” in the “Objective and Strategy” section of the “Portfolio Summaries” section of the Prospectus, please define each term in each “Objective and Strategy” section in which they appear.

Response No. 2: The Registrant has separately defined the terms “ADR” and “NRSRO” in each “Objective and Strategy” section in which they appear.

Comment No. 3: For each Lipper Variable Insurance Products (VIP) Average which is included as an additional comparative index in a Portfolio’s Average Annual Total Return Table, please include in a footnote to the Table a more specific description of the Lipper VIP Average cited, and state in the footnote that the information shows how the Portfolio’s performance compares with the returns of an index of funds with similar investment objectives.

Response No. 3: For each Portfolio’s Average Annual Total Return Table, the Registrant has revised the footnote to the Lipper VIP Average to include a more specific description of the Lipper VIP Average cited in the Table. In addition, the Registrant has included the following sentence at the end of each such footnote: “This information shows how the Portfolio’s performance compares with the returns of an index of funds with similar investment objectives.”

Comment No. 4: The Staff notes that many of the Portfolios’ Fees and Expenses Tables include a footnote which states that “Other Expenses” includes Acquired Fund Fees and Expenses. Where Acquired Fund Fees and Expenses exceed 0.01 percent (one basis point), please present such expenses separately under a separate sub-caption titled, “Acquired Fund Fees and Expenses,” directly above the caption titled, “Total Portfolio Operating Expenses” as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response No. 4: The Registrant’s Prospectus reflects that the following Portfolios incurred Acquired Fund Fees and Expenses for the period ended December 31, 2008: Large Cap Core Stock Portfolio, Large Cap Blend Portfolio, Large Company Value Portfolio, Mid Cap Growth Stock Portfolio, Inflation Protection Portfolio, Index 600 Stock Portfolio, Balanced Portfolio, Asset Allocation Portfolio, Long-Term U.S. Government Bond Portfolio, Small Cap Growth Stock Portfolio, Small Cap Value Portfolio and International Growth Portfolio. The way such Acquired Fund Fees and Expenses are reflected in each impacted Portfolio’s Fees and Expenses Table differs based on the amount of Acquired Fund Fees and Expenses, as noted below.

For each of the Portfolios other than the International Growth Portfolio, Acquired Fund Fees and Expenses did not exceed 0.01 percent (one basis point) of the respective Portfolio’s average net assets for the period ended December 31, 2008. Accordingly, the Registrant elected to reflect each such Portfolio’s Acquired Fund Fees and Expenses under the sub-caption “Other Expenses” in the Fees and Expenses Table for each such Portfolio, as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A, together with a footnote indicating that “Other Expenses” includes fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more investment companies.

Acquired Fund Fees and Expenses incurred by the International Growth Portfolio for the period ended December 31, 2008 exceeded 0.01 percent (one basis point) of the Portfolio’s average net assets. Accordingly, the Registrant has included a sub-caption to the “Annual Portfolio Operating Expenses” portion of the Portfolio’s Fees and Expenses Table, directly above the sub-caption titled “Total Portfolio Operating Expenses,” to reflect the amount of Acquired Fund Fees and Expenses separately, as required by Instruction 3(f)(i) to Item 3 of Form N-1A. The Registrant has also included a footnote to the sub-caption titled “Total Portfolio Operating Expenses,” explaining that operating expenses reflected in the Portfolio’s most recent annual report and financial highlights do not include Acquired Fund Fees and Expenses. The purpose of this footnote is to explain to the investor the discrepancy between the operating expenses presented in the Fees and Expenses Table and those presented in the financial highlights section of the Prospectus, due to the addition of the Acquired Fund Fees and Expenses.

Comment No. 5: The Staff notes that many Portfolios have included a footnote to their Fees and Expenses table which describes a contractual waiver. If the Fees and Expenses Table contains a contractual waiver, please include two additional line items in the Table after the sub-caption titled “Total Portfolio Operating Expenses,” as follows: (1) a sub-caption titled “Amount of Waiver” and (2) a sub-caption titled “Net Operating Expenses.”

Response No. 5: The Registrant’s Prospectus provides disclosure relating to all expense limitation agreements and fee waiver agreements which are in place with respect to the Portfolios. The Registrant notes that, for the period ended December 31, 2008, the following Portfolios had Total Portfolio Operating Expenses which were reduced by the respective expense limitation agreements and/or fee waiver agreements in place with respect to such Portfolios: Large Company Value Portfolio, Index 600 Stock Portfolio, International Growth Portfolio, Research International Core Portfolio, International Equity Portfolio, Emerging Markets Equity Portfolio and Asset Allocation Portfolio. For each such Portfolio, the Fees and Expenses Table includes the additional line items requested by the Staff in Comment No. 5. With respect to the other Portfolios, Total Portfolio Operating Expenses did not reach a level which implicated applicable expense limitation agreements and/or fee waiver agreements. Accordingly, the Fees and Expenses Tables for these Portfolios reflect only gross Operating Expenses.

Comment No. 6: In the narrative language preceding the Expense Example under the “Fees and Expenses” section of the Portfolio Summary for each Portfolio, please include language stating that the Expense Example does not include contract level expenses, and if it did, expenses would be higher. In addition, please confirm for the Staff that any contractual waivers reflected in the Expense Example are only reflected for the term of the waiver.

Response No. 6: The Registrant respectfully suggests that it has previously addressed the issue raised in the first sentence of Comment No. 6, above, as part of Registrant’s Post-Effective Amendment No. 32 (filed on April 27, 2007), in response to a comment raised by the Staff in connection with the Registrant’s Post-Effective Amendment No. 30 (filed on February 23, 2007). In connection with Post-Effective Amendment No. 30, the Staff requested the Registrant, in the language preceding the Fees and Expenses Table under the “Fees and Expenses” section of the Portfolio Summary for each Portfolio, to (a) include a statement that if the fees and expenses separately charged by Annuity Contracts or Life Insurance Policies were included, the fees and expenses would be higher; and (b) make the explanatory language applicable to the Expense Example as well as the Fees and Expenses Table. In response to such comment, the Registrant revised the language preceding each Fees and Expenses Table under the “Fees and Expenses” section of the Portfolio Summary for each Portfolio as follows (italicized language reflects text that was added in response to the Staff’s comment):

“The fees and expenses shown in the table and in the Example do not reflect fees and expenses separately charged by Annuity Contracts or Life Insurance Policies. If the fees and expenses separately charged by Annuity Contracts and Life Insurance Policies were included, the fees and expenses shown in the table and the Example would be higher.”

The foregoing language still appears in the Registrant’s Prospectus. Based on this, the Registrant believes that current Prospectus language addresses the concern raised by the Staff, and has not made any additional revisions.

The Registrant hereby confirms for the Staff that any contractual waivers reflected in the Expense Examples for the Portfolios are only reflected for the term of the applicable waiver.

Comment No. 7: In the Average Annual Total Return Table for the Growth Stock Portfolio, the Registrant references the Lipper VIP Large Cap Growth Funds Average as a secondary index. Please explain to the Staff why using the Lipper VIP Large Cap Growth Funds Average as a secondary index is appropriate given that the Portfolio may be just as exposed to mid cap companies as large cap companies.

Response No. 7: The Registrant notes that Instruction 2(b) to Item 2(c)(2) of Form N-1A permits the Registrant to include, in addition to the required broad-based securities market index, information for one or more indices as permitted by Instruction 6 to Item 22(b)(7) of Form N-1A. That instruction indicates that a fund is encouraged to compare its performance not only to the required broad-based index but also to other more narrowly based indices that reflect the market sectors in which the fund invests. Such Instruction also permits a fund to compare its performance to an additional broad-based index, or to a non-securities index, so long as the comparison is not misleading.

The Registrant has elected to include the Lipper VIP Large Cap Growth Funds Average as a secondary index due to the fact that, based on the Portfolio’s historical investments, Lipper, Inc. has routinely placed the Portfolio in its “Large Cap Growth” funds category. The Registrant believes this additional comparison provides investors with information about how the Portfolio’s performance compares with an index of funds with similar investment strategies, as is encouraged by Instruction 6 to Item 22(b)(7) of Form N-1A.

Comment No. 8: In the Average Annual Total Return Table for the Focused Appreciation Portfolio, the Registrant references the Lipper VIP Large Cap Growth Funds Average as a secondary index. Please explain to the Staff why using the Lipper VIP Large Cap Growth Funds Average as a secondary index is appropriate given that the Portfolio’s main objective makes no mention of a concentration in large cap companies.

Response No. 8: The Registrant notes that Instruction 2(b) to Item 2(c)(2) of Form N-1A permits the Registrant to include, in addition to the required broad-based securities market index, information for one or more indices as permitted by Instruction 6 to Item 22(b)(7) of Form N-1A. That instruction indicates that a fund is encouraged to compare its performance not only to the required broad-based index but also to other more narrowly based indices that reflect the market sectors in which the fund invests. Such Instruction also permits a fund to compare its performance to an additional broad-based index, or to a non-securities index, so long as the comparison is not misleading.

The Registrant has elected to include the Lipper VIP Large Cap Growth Funds Average as a secondary index due to the fact that, based on the Portfolio’s historical investments, Lipper, Inc. has routinely placed the Portfolio in its “Large Cap Growth” funds category. The Registrant believes this additional comparison provides investors with information about how the Portfolio’s performance compares with an index of funds with similar investment strategies, as is encouraged by Instruction 6 to Item 22(b)(7) of Form N-1A.

Comment No. 9: Please rephrase the first sentence of the fourth paragraph of the “Objective and Strategy” section of the Prospectus relating to the Large Cap Core Stock Portfolio as follows: “Under normal market conditions, the Portfolio attempts to achieve a gross income of at least 75% of the dividend yield of the S&P 500® Index.”

Response No. 9: The Registrant has revised the first sentence of the fourth paragraph of the “Objective and Strategy” section of the Prospectus relating to the Large Cap Core Stock Portfolio as follows (italicized language reflects text that has been modified in response to the Staff’s comment):

“Under normal market conditions, the Portfolio attempts to achieve a gross income of at least 75% of the dividend yield of the S&P 500® Index.”

Comment No. 10: The “Principal Risks” section of the Prospectus relating to the Large Cap Blend Portfolio lists “Mid Cap Company Risk” as a principal risk of investing in the Portfolio. Please include a discussion of the investment strategy that corresponds to this risk in the “Objective and Strategy” section, or remove the reference.

Response No. 10: Upon further review, the Registrant has deleted the reference to “Mid Cap Company Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 11: The “Principal Risks” section of the Prospectus relating to the Large Company Value Portfolio lists “Mid Cap Company Risk” and “Preferred Stock Risk” as principal risks of investing in the Portfolio. Please include a discussion of the investment strategies that correspond to these risks in the “Objective and Strategy” section, or remove the references.

Response No. 11: The Registrant notes that, while the Large Company Value Portfolio invests primarily in large companies (defined by reference to the Russell 1000 Index), the “Objective and Strategy” section of the Prospectus relating to the Portfolio, in the last sentence of the second paragraph of such section, indicates that the Portfolio may invest in companies outside this market capitalization range. Based on this articulated authority, the Registrant believes that it is appropriate to include “Mid Cap Company Risk” in the “Principal Risks” section of the Prospectus relating to the Portfolio.

Upon further review, the Registrant has deleted the reference to “Preferred Stock Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 12: The “Principal Risks” section of the Prospectus relating to the Mid Cap Value Portfolio lists “Preferred Stock Risk” as a principal risk of investing in the Portfolio. Please include a discussion of the investment strategy that corresponds to this risk in the “Objective and Strategy” section, or remove the reference.

Response No. 12: Upon further review, the Registrant has deleted the reference to “Preferred Stock Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 13: The Staff notes that, pursuant to Rule 35d-1 under the 1940 Act, a registered investment company with a name that suggests a focus in a particular type of investment is required to invest at least 80% of its assets in the type of investments suggested by its name. Please clarify, in the “Objective and Strategy” section of the Prospectus relating to the Emerging Markets Equity Portfolio, whether the Portfolio’s derivative investments can be used to meet this 80% requirement.

Response No. 13: The Registrant has added the following sentence to the end of the third paragraph of the “Objective and Strategy” section of the Prospectus relating to the Emerging Markets Equity Portfolio:

“To the extent such instruments have economic characteristics similar to the equity securities in which the Portfolio primarily invests, they may be included as part of the Portfolio’s 80% investment requirement.”

Comment No. 14: The Staff notes that the Registrant included “Liquidity Risk” as a principal risk of investing in the Money Market Portfolio. Please explain to the Staff why a money market fund has liquidity risk.

Response No. 14: Liquidity risk exists when there is little or no active trading market for specific types of securities, and they become difficult to purchase or sell. As discussed in more detail below, unprecedented events in the short-term credit markets during the latter half of 2008 and into 2009 significantly impacted the liquidity of commercial paper, as demonstrated by the Reserve Fund, which “broke the buck” due to such issues. A series of events, beginning with the failure of Lehman Brothers, created uncertainty in the markets regarding the solvency of issuers of short-term paper. Even creditworthy borrowers found it difficult to raise capital in the short-term markets. This lack of confidence resulted in a shortening in the maturities of most commercial paper being issued to between 7 and 28 days from issuance, and longer-dated markets essentially disappeared. In response, the U.S. Government assumed the lead role as lender/guarantor for short-term credit. As commercial paper is one type of short term instrument in which the Money Market Portfolio invests, the Registrant believes that it is appropriate, given the impact of the financial crisis on the commercial paper market, to include “Liquidity Risk” in the “Principal Risks” section for the Money Market Portfolio.

Comment No. 15: In light of the recent extension of the U.S. Treasury’s Temporary Guarantee Program for Money Market Funds, please update the footnote to the Fees and Expenses Table relating to the Money Market Portfolio’s participation in the Program. Please also include in the footnote a cross reference to the more detailed discussion about the Program that appears later in the Prospectus.

Response No. 15: The Registrant has updated the Money Market Portfolio’s Fees and Expenses Table as well as the footnote thereto relating to the Money Market Portfolio’s participation in the Program to reflect the impact of Program’s extension. The Registrant has also included in the footnote a cross reference to the more detailed discussion about the Program that appears later in the Prospectus (which discussion has also been updated to reflect the Program’s extension). The revised footnote is as follows:

““Other Expenses” have been restated to reflect fees that will be paid by the Portfolio to participate in the U.S. Department of the Treasury’s Temporary Guarantee Program for Money Market Funds through the Program’s termination on September 18, 2009. Due to the temporary nature of the Program, these fees have not been annualized. For detailed information about the Program, please refer to “Participation in Temporary Guarantee Program for Money Market Funds” under the section of the Prospectus titled, “INVESTING IN THE PORTFOLIOS.””

Comment No. 16: The Staff notes that, in the Average Annual Total Return Table for the Short-Term Bond Portfolio, the Registrant compares the Portfolio’s performance to that of the Barclays Capital U.S. Aggregate 1-3 Years Index. Please clarify to the Staff why the Registrant believes that the Barclays Capital U.S. Aggregate 1-3 Years Index is a broad-based index.

Response No. 16: Item 2(c)(2)(iii) of Form N-1A requires the Registrant to include in the Average Annual Total Returns Table the returns of an appropriate broad-based securities market index, as defined in Instruction 5 to Item 22(b)(7) of Form N-1A. Instruction 5 defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used. Form N-1A does not provide any details on what the components of a broad-based index should be; however, the Registrant understands the purpose of the comparison to be to provide investors with information about how the fund in which they are investing has performed against the broader market (i.e., the stock market for equity funds and the bond market for bond funds).

The Barclays Capital U.S. Aggregate 1-3 Years Index is a component index of the Barclay’s Capital U.S. Aggregate Bond Index. The Barclay’s Capital U.S. Aggregate Bond Index is a widely recognized and used measure of the bond market, and provides broad coverage of the sectors which comprise the U.S. investment grade fixed rate bond market, including Treasury, corporate, government-related, MBS fixed rate, hybrid ARM, ABS, and CMBS sectors. In addition, the Barclay’s Capital U.S. Aggregate Bond Index covers a wide array of fixed income security types within those sectors. The Barclays Capital U.S. Aggregate 1-3 Years Index provides the same broad market coverage; it includes the same sectors and types of securities as the Barclay’s Capital U.S. Aggregate Bond Index. However, it excludes bonds with maturities of more than 3 years. As of December 31, 2008, the Barclay’s Capital U.S. Aggregate 1-3 Years Index covered 3,323 different issues of bonds across the broad spectrum of the U.S. bond market and was comprised of numerous types of securities and industries. Based on the broad coverage of sectors, securities and industries in the Barclay’s Capital U.S. Aggregate 1-3 Years Index, the Registrant believes that the Barclay’s Capital U.S. Aggregate 1-3 Years Index provides investors with information about how the Short-Term Bond Portfolio is performing against the broad bond market in accordance with Item 2(c)(2)(iii) of Form N-1A.

Comment No. 17: The Staff notes that the Registrant has described borrowing as a principal investment strategy under the “Objective and Strategy” section of the Prospectus relating to the Select Bond Portfolio. In light of this strategy, please include “Leverage Risk” under the “Principal Risks” section of the Prospectus relating to the Select Bond Portfolio.

Response No. 17: The Registrant notes that the Select Bond Portfolio does not utilize borrowing as a principal investment strategy. The “Objective and Strategy” section of the Prospectus relating to the Portfolio references “borrowing” only in the following context, in the second sentence of the second paragraph of such section (emphasis added):

“Normally, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of investment grade debt securities with maturities exceeding one year.”

Rather than being a reference to an investment strategy, this reference is only meant to define what portion of the Portfolio’s assets must be invested in bonds for purposes of compliance with Rule 35d-1 under the 1940 Act, which defines “assets” as “net assets, plus the amount of any borrowings for investment purposes” in Rule 35d-1(d)(2). In light of the foregoing, the Registrant respectfully suggests that it is not necessary to include “Leverage Risk” under the “Principal Risks” section of the Prospectus relating to the Portfolio.

Comment No. 18: The “Principal Risks” section of the Prospectus relating to the Long-Term U.S. Government Bond Portfolio lists “Equity Securities Risk,” “Mortgage-and Asset-Backed Securities Risk” and “Municipal Securities Risk” as principal risks of investing in the Portfolio. Please include a discussion of the investment strategies that correspond to these risks in the “Objective and Strategy” section, or remove the references.

Response No. 18: The Registrant notes that the “Objective and Strategy” section of the Prospectus relating to the Long-Term U.S. Government Bond Portfolio indicates, in the last sentence of the second paragraph of such section, that the Portfolio can invest up to 10% of its net assets in preferred stocks. The Registrant believes that investments in preferred stocks, which are a type of equity security, are subject to the risks articulated under “Equity Securities Risk,” and accordingly, has included such risk under the Portfolio’s “Principal Risks” section. Likewise, the first sentence of the fourth paragraph of the “Objective and Strategy” section indicates that the Portfolio may invest in mortgage-backed securities. Additionally, as indicated in Response No. 19, below, the Registrant has revised the second sentence of the second paragraph of the “Objective and Strategy” section to clarify that the Portfolio also may invest in mortgage-and asset-backed securities. Accordingly, the “Principal Risks” section references the corresponding risk discussion under “Mortgage-and Asset-Backed Securities Risk.”

Upon further review, the Registrant has deleted the reference to “Municipal Securities Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 19: Please explain to the Staff the nature of the derivative instruments that may be used by the Long-Term U.S. Government Bond Portfolio.

Response No. 19: The Registrant notes that the Long-Term U.S. Government Bond Portfolio may utilize forwards or derivatives such as options, future contracts or swap agreements to achieve its primary objectives. For example, the Portfolio uses U.S. Treasury and Eurodollar futures contracts and options thereon to adjust the Portfolio’s duration and to obtain exposure to fixed income securities issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises (“U.S. Government Securities”), as noted in the “Objective and Strategy” section of the Prospectus relating to the Portfolio.

The Registrant has revised the “Objective and Strategy” section of the Prospectus relating to the Portfolio to more clearly describe the use of derivatives by inserting the following sentences after the first sentence of the fourth paragraph of such section:

“The Adviser may invest in derivatives at any time it deems appropriate. It will generally do so when it believes that U.S. Government Securities are overvalued relative to derivative instruments or to adjust the overall duration of the Portfolio. The potential leverage created by use of derivatives may cause the Portfolio to be more sensitive to interest rate movements and thus more volatile than other long-term U.S. government bond funds that do not use derivatives.”

In addition, the Registrant has revised the second sentence of the second paragraph of the “Objective and Strategy” section to more clearly describe the types of non-government related securities in which the Portfolio’s assets may be invested, as follows (italicized language reflects new text):

“Assets not invested in U.S. Government Securities may be invested in other types of non-government related investment grade fixed income instruments such as corporate debt securities of U.S. issuers and mortgage-and asset-backed securities, subject to the quality restrictions described below.”

Comment No. 20: The Staff notes that footnote (a) to the Fees and Expenses Table for the Long-Term U.S. Government Bond Portfolio references estimated interest expenses. Please explain to the Staff why the interest expenses are estimated, rather than actual expenses for 2008.

Response No. 20: The Registrant notes that Instruction 3(d)(ii) to Item 3 of Form N-1A requires the Registrant to restate the expense information contained in the Fees and Expenses Table if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the Table. Pursuant to Instruction 3(d)(iii) to Item 3, a change in Annual Fund Operating Expenses means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year (emphasis added). Certain investment strategies employed by the Portfolio have the potential to generate interest expense. Based on the Portfolio’s use of these strategies, the Registrant has a reasonable expectation that the Portfolio may incur interest expenses during the Registrant’s current fiscal year which are not reflected in the Table for the period ended December 31, 2008. Accordingly, the Registrant has restated the Table pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A to reflect interest expenses that it anticipates the Portfolio may incur during the current fiscal year.

Comment No. 21: The “Principal Risks” section of the Prospectus relating to the Inflation Protection Portfolio lists “Municipal Securities Risk” as a principal risk of investing in the Portfolio. Please include a discussion of the investment strategy that corresponds to this risk in the “Objective and Strategy” section, or remove the reference.

Response No. 21: Upon further review, the Registrant has deleted the reference to “Municipal Securities Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 22: Please include “Inflation Risk” as a principal risk under “Principal Risks” for the Inflation Protection Portfolio, since the Portfolio may not be able to meet its goal of keeping pace with inflation.

Response No. 22: The Registrant has revised the “Principal Risks” section of the Prospectus for the Inflation Protection Portfolio to include “Inflation Risk.”

Comment No. 23: The “Principal Risks” section of the Prospectus relating to the High Yield Bond Portfolio lists “Derivatives Risk” as a principal risk of investing in the Portfolio. Please include a discussion of the investment strategy that corresponds to this risk in the “Objective and Strategy” section, or remove the reference.

Response No. 23: Upon further review, the Registrant has deleted the reference to “Derivatives Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 24: The “Principal Risks” section of the Prospectus relating to the Multi-Sector Bond Portfolio lists “Equity Securities Risk,” “Municipal Securities Risk” and “High Portfolio Turnover Risk” as principal risks of investing in the Portfolio. Please include a discussion of the investment strategies that correspond to these risks in the “Objective and Strategy” section, or remove the references.

Response No. 24: The Registrant notes that the “Objective and Strategy” section of the Prospectus relating to the Multi-Sector Portfolio indicates, in the last sentence of the third paragraph of such section, that the Portfolio can invest up to 10% of its net assets in preferred stocks. The Registrant believes that investments in preferred stocks, which are a type of equity security, are subject to the risks articulated under “Equity Securities Risk,” and accordingly, has included such risk under the Portfolio’s “Principal Risks” section.

In response to the Staff’s comment regarding the inclusion of “High Portfolio Turnover Risk,” the Registrant has added the following sentence to the end of the fourth paragraph of the “Objective and Strategy” portion of the “Portfolio Summaries” section for the Multi-Sector Bond Portfolio:

“The Portfolio may engage in frequent and active trading of portfolio securities to achieve its investment objective, particularly during periods of volatile market movements.”

Upon further review, the Registrant has deleted the reference to “Municipal Securities Risk” in the “Principal Risks” section as inapplicable to this Portfolio’s principal investment strategies.

Comment No. 25: The Staff notes that footnote (a) to the Fees and Expenses Table for the Multi-Sector Bond Portfolio references estimated interest expenses. Please explain to the Staff why the interest expenses are estimated, rather than actual expenses for 2008.

Response No. 25: As noted above in response to Comment No. 20, the Registrant notes that Instruction 3(d)(ii) to Item 3 of Form N-1A requires the Registrant to restate the expense information contained in the Fees and Expenses Table if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the Table. Pursuant to Instruction 3(d)(iii) to Item 3, a change in Annual Fund Operating Expenses means either an increase or a decrease in expenses that occurred during the most recent fiscal year or that is expected to occur during the current fiscal year (emphasis added). Certain investment strategies employed by the Portfolio have the potential to generate interest expense. Based on the Portfolio’s use of these strategies, the Registrant has a reasonable expectation that the Portfolio may incur interest expenses during the Registrant’s current fiscal year which are not reflected in the Table for the period ended December 31, 2008. Accordingly, the Registrant has restated the Table pursuant to Instruction 3(d)(ii) to Item 3 of Form N-1A to reflect interest expenses that it anticipates the Portfolio may incur during the current fiscal year.

Comment No. 26: The Registrant’s Prospectus contains a discussion of “Illiquid Securities Risk” under the section titled “MORE ABOUT THE PORTFOLIOS – More About Risks.” The Staff notes that this risk is cited with respect to several Portfolios that do not list restricted securities as an investment strategy. Please either expand the definition of “Illiquid Securities Risk” to disclose what other types of securities might be illiquid or remove the reference to this risk from the “Principal Risks” sections of those Portfolios.

Response No. 26: The Registrant’s Prospectus cites “Illiquid Securities Risk” under the “Principal Risks” section for each of the Select Bond Portfolio, the Long-Term U.S. Government Bond Portfolio and the Multi-Sector Bond Portfolio. The Registrant notes that the “Objective and Strategy” section of the Prospectus relating to the Multi-Sector Bond Portfolio indicates, in the second to last sentence of the third paragraph of such section, that the Portfolio may invest in illiquid securities. Accordingly, the “Principal Risks” section references the corresponding risk discussion under “Illiquid Securities Risk.”

Upon further review, the Registrant has deleted the reference to “Illiquid Securities Risk” in the “Principal Risks” section for the Select Bond Portfolio and the Long-Term U.S. Government Bond Portfolio, as inapplicable to each such Portfolio’s principal investment strategies, based on the way such risk is defined in the Registrant’s Prospectus.

Comment No. 27: In the second paragraph of the Prospectus sub-section titled, “How Shares Are Priced” under “ABOUT YOUR INVESTMENT,” when discussing fair value procedures, please also disclose that fair value procedures are widely used to value foreign securities.

Response No. 27: In response to the Staff’s comments, the Registrant has added the following sentence to the end of the second paragraph of the sub-section titled, “How Shares Are Priced” under “ABOUT YOUR INVESTMENT:”

“Fair value procedures may be widely used to value foreign securities.”

Comment No. 28: The Staff notes that the Statement of Additional Information, under the sub-section titled, “Swap Agreements and Options on Swap Agreements,” under the section relating to “Derivative Securities,” discloses that certain Portfolios may engage in credit default swaps as a buyer. Please clarify whether these swaps may be closed via physical settlement, and, if so, please note the risk that instability in the market can threaten the ability of the Portfolio to fulfill its obligation to deliver the underlying debt securities to the credit default swap seller.

Response No. 28: The Registrant notes that credit default swaps in which a Portfolio engages as a buyer could be required to close via physical settlement under certain circumstances. In response to the Staff’s comments, the Registrant has added the following sentence prior to the end of the last two sentences in the 11th paragraph of the sub-section titled, “Swap Agreements and Options on Swap Agreements:”

“In the event that a credit default swap is closed via physical settlement, instability in the market could impact the ability of the Portfolio to fulfill its obligation to deliver the underlying debt securities to the seller of the credit default swap.”

Comment No. 29: In the “DISCLOSURE OF PORTFOLIO HOLDINGS” section of the Statement of Additional Information, under the sub-section titled, “Disclosure of Non-Public Holdings Information,” please disclose, in the second paragraph of the sub-point titled “Other” under such sub-section, that there is a duty not to trade on nonpublic information received in accordance with the sub-point.

Response No. 29: The Registrant notes that the sub-point titled “Other” includes the following language at the end of the first paragraph of such sub-point (emphasis added):

“, including obtaining from the recipient, where appropriate, a confidentiality agreement limiting their use of such data, requiring them to keep the data confidential, and stipulating that the data may not be used under any circumstances for the basis of trading.”

The Registrant respectfully suggests that the above language, which relates to nonpublic information distributed in accordance with the sub-point titled “Other,” addresses the comment raised by the Staff, and accordingly, has not modified the second paragraph of such sub-point.

Comment No. 30: Please revise the discussion regarding conflicts of interest contained in the Registrant’s Statement of Additional Information, as necessary, to ensure that the discussion addresses any concrete conflicts of interest affecting any of the Portfolios’ portfolio managers, including identification of the actual accounts for which the manager has a conflict, the nature of the conflict and how that conflict has been addressed.

Response No. 30: The Registrant has reviewed the discussion regarding conflicts of interest contained in the Registrant’s Statement of Additional Information, and has consulted with the sub-advisers for each of the Registrant’s sub-advised Portfolios, in light of the disclosure requirement set forth in Item 15(a)(4) of Form N-1A. The Registrant believes that the Statement of Additional Information identifies each of the material conflicts that may arise in connection with a portfolio manager’s management of investments for the Registrant, on the one hand, and the management of investments for other accounts included in Appendix D to Registrant’s Statement of Additional Information with respect to each portfolio manager, on the other. However, in response to the Staff’s comments, the Registrant has modified certain sections of the disclosure to provide additional detail on how the Registrant and the various sub-advisers seek to mitigate certain conflicts that may arise, as noted below.

The Registrant has added the following language to the end of the sub-section titled “Time and Attention” under the “Conflicts of Interest” section of Appendix D to the Registrant’s Statement of Additional Information:

“One method by which Mason Street Advisors and the sub-advisors seek to manage such competing interests is to have portfolio managers focus on a particular investment discipline. In general, most other accounts managed by a portfolio manager for a similar mandate are managed using the same investment strategies that are used in connection with the Portfolio managed by such portfolio manager. Accordingly, portfolio holdings, position sizes (relative to assets) and industry and sector exposures tend to be similar across similar portfolios, which may minimize the potential for conflicts of interest. In addition, Mason Street Advisors and the Fund Board actively monitor for performance dispersion among accounts, so that appropriate action can be taken if evidence of a conflict is found.”

The Registrant has also added the following language to the end of the sub-section titled “Variation in Incentives” under the “Conflicts of Interest” section of Appendix D to the Registrant’s Statement of Additional Information:

“Mason Street Advisors and the sub-advisors seek to mitigate this potential conflict of interest through their respective compensation policies. For information regarding the compensation policies of Mason Street Advisors and each sub-advisor, please refer to the section of this Appendix D called “Compensation of Portfolio Managers.”

The Registrant has also added the following language to the end of the sub-section titled “Differing Strategies” under the “Conflicts of Interest” section of Appendix D to the Registrant’s Statement of Additional Information:

“As noted above, Mason Street Advisors and the sub-advisors seek to mitigate such potential conflicts by using procedures intended to provide a fair allocation of buy and sell opportunities among Portfolios and other accounts.”

Finally, the Registrant has amended the first sentence of the last paragraph of the “Conflicts of Interest” section of Appendix D to the Registrant’s Statement of Additional Information as follows (italicized language reflects text that has been modified in response to the Staff’s comment):

“Mason Street Advisors, the sub-advisors and the Fund have adopted compliance policies and procedures, as applicable, and have implemented committee structures that are designed to review and address these, and other types of conflicts of interest.”

Comment No. 31: The Staff notes that the proxy voting policies and procedures contained in Appendix F to the Statement of Additional Information for one of the Registrant’s sub-advisers, Massachusetts Financial Services Company (“MFS”) did not appear to contain sufficient detail to enable investors to determine how MFS would vote on a particular matter.

Response No. 31: The Registrant notes that the proxy voting policies and procedures filed as part of Post-Effective Amendment No. 36 with respect to MFS were a summary of such sub-adviser’s proxy voting policies and procedures. To address the Staff’s comments, the Registrant has obtained from MFS and has included as an exhibit to this Post-Effective Amendment No. 37 a more detailed version of MFS’ proxy voting policies and procedures.

Comment No. 32: Please disclose the length of the lag, if any, between the date of the portfolio holdings information disclosed and the date on which the information is disclosed, for each recipient of portfolio holdings data listed on Appendix G to the Registrant’s Statement of Additional Information.

Response No. 32: In response to the Staff’s comments, the Registrant has revised Appendix G to the Registrant’s Statement of Additional Information to indicate, with respect to each recipient of portfolio holdings data listed thereon, the length of the lag, if any, between the date of the portfolio holdings information disclosed and the date on which the information is disclosed, as reflected on the revised Appendix G to the Registrant’s Statement of Additional Information filed as part of Registrant’s Post-Effective Amendment No. 37.

On behalf of the Registrant, this letter sets forth the representations requested by the SEC staff with respect to the above-referenced filing.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 37 the Registration Statement;

•	The lack of SEC staff comments does not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert the lack of staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We are hopeful that the changes discussed in this correspondence adequately address the comments provided by the staff. As indicated in our earlier correspondence, our intention is that Post-Effective Amendment No. 37 become effective on May 1, 2009, in accordance with paragraph (b) of Rule 485. Please call the undersigned, at (414) 665-6137, with any questions or comments about this filing.

Very truly yours,

/s/ LESLI H. MCLINDEN
Lesli H. McLinden
Assistant General Counsel
Northwestern Mutual